June 12, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jan Woo, Attorney-Advisor

Re:           Marathon Patent Group, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed May 30, 2014
Form 8-K
Filed January 22, 2014
File No. 000-54652

Dear Ms. Woo:

Marathon Patent Group, Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 9, 2014 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013 and the Company’s Form 8-K filed January 22, 2014.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment, with the Company’s responses being numbered to correspond to the Staff’s comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

1.
We note your response to prior comment 5. Please ensure in future filings that you discuss each material agreement individually, including the amount of revenue attributable to each agreement. Describe any differing licensing terms in the agreements such as provisions related to sub-licensing.

Response 1:

The Company confirms that it will ensure in future filings that it discusses each material agreement individually, including the amount of revenue attributable to each agreement and that it will describe any differing licensing terms in the agreements, such as provisions related to sub-licensing.

Form 8-K filed January 22, 2014
Exhibit 99.1

2.
Please confirm that you will include the underlying assumptions you discuss in your letter and a statement regarding the uncertainties and limitations of your projections when and if you update this information.

Response 2:

The Company confirms it will include the underlying assumptions indicated in the Staff’s comment, as well as a statement regarding the uncertainties and limitations of the Company’s projections when and if the Company updates this information.

As the Chief Executive Officer of the Company, the undersigned hereby acknowledges on behalf of the Company that:

•           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Edward Schauder counsel for the Comapny at (212) 930-9700.

Yours truly,

/s/ Doug Croxall

CC: Edward Schauder